PRICING SUPPLEMENT			Filed Pursuant to Rule 424(b)(3)
(To MTN prospectus supplement,			Registration No. 333-132911
general prospectus supplement
and prospectus, each dated March 31, 2006)
Pricing Supplement Number: 2832
Merrill Lynch & Co., Inc.
Medium-Term Notes, Series C
Due Nine Months or More from Date of Issue

Fixed Rate Notes

Principal Amount:	$2,750,000,000	Original Issue Date:	August 28, 2007

CUSIP Number:	59018YJ69	Stated Maturity Date:	August 28, 2017

ISIN:	US59018YJ698

Issue Price:	99.854%

Interest Rate:	6.40%

Interest Payment Dates:	February 28 and August 28 of each year, commencing on February 28, 2008, subject to the following business day convention.

Repayment at the
Option of the Holder:	The Notes cannot be repaid prior to the Stated Maturity Date.

Redemption at the
Option of the Company:	The Notes cannot be redeemed prior to the Stated Maturity Date.

Form:	The Notes will be issued in fully registered book-entry form. As described in the accompanying general prospectus supplement, upon issuance, all of the Notes will be represented by one or more fully registered global Notes. Each global Note will be deposited with, or on behalf of, The Depository
Trust Company, otherwise known as DTC, or any successor to it (the “depository”), as depositary, and registered in the name of Cede & Co., DTC’s partnership nominee. Unless and until it is exchanged in whole or in part for Notes in definitive form, no global Note may be transferred except as a whole by the depository to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor of the depository or a nominee of its successor. Investors may elect to hold interests in the global Notes through either the depository, in the United States, or
Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), or Euroclear Bank S.A./N.V.,
as operator of the Euroclear System (“Euroclear”), if they are participants in these systems, or indirectly through organizations which are participants in these systems.

Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold interests in customers’
securities accounts in the depositaries’ names on the books of the depository.
At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream, Luxembourg and
JPMorgan Chase Bank, N.A. acts as U.S. depositary for Euroclear (each a “U.S. Depositary”).
Beneficial interests in the global securities will be held in denominations of $1,000 and integral multiples thereof.

Cross-market transfers between persons holding directly or indirectly through the depository on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear Participants, on the other, will be effected within the depository in accordance with the depository’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving notes in the depository, and making or receiving payment in accordance with normal procedures. Clearstream, Luxembourg Participants and Euroclear
Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or
Euroclear as a result of a transaction with a depository participant will be made during subsequent

	securities settlement processing and dated the business day following the depository settlement date.
	Such credits, or any transactions in the notes settled during such processing, will be reported to the
	relevant Euroclear Participants or Clearstream, Luxembourg Participants on that business day. Cash
	received in Clearstream, Luxembourg or Euroclear as a result of sales of notes by or through a
	Clearstream, Luxembourg Participant or a Euroclear Participant to a depository participant will be
	received with value on the business day of settlement in the depository but will be available in the
	relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following
	settlement in the depository.

	Although the depository, Clearstream, Luxembourg and Euroclear have agreed to the foregoing
	procedures in order to facilitate transfers of securities among participants of the depository, Clearstream,
	Luxembourg and Euroclear, they are under no obligation to perform or continue to perform
	such procedures and they may discontinue the procedures at any time.

	All information in this pricing supplement on Clearstream, Luxembourg and Euroclear is derived
	from Clearstream, Luxembourg or Euroclear, as the case may be, and reflects the policies of
	these organizations; and these policies are subject to change without notice.

Trustee:	The Bank of New York

Underwriters:
Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), ANZ Securities, Inc., BB&T Capital
Markets, a division of Scott & Stringfellow, Inc., Deutsche Bank Securities Inc., HVB Capital Markets, Inc.,
KeyBanc Capital Markets Inc., Morgan Keegan & Company, Inc., RBC Capital Markets Corporation, SunTrust
Robinson Humphrey, Inc., Wachovia Capital Markets, LLC, Wells Fargo Securities, LLC and and Zions Direct
(the "Underwriters"), are acting as principals in this transaction.  MLPF&S is acting as the Lead Underwriter.

	Pursuant to an agreement, dated August 22, 2007 (the “Agreement”), between Merrill Lynch & Co., Inc.
	(the “Company”) and the Underwriters, the Company has agreed to sell to each of the Underwriters and
	each of the Underwriters has severally and not jointly agreed to purchase the principal amount of Notes set
	forth opposite its name below:

	Underwriters	Principal Amount of the Notes

	Merrill Lynch, Pierce, Fenner & Smith	$2,640,000,000
	Incorporated
	ANZ Securities, Inc.	$10,000,000
	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	$10,000,000
	Deutsche Bank Securities Inc.	$10,000,000
	HVB Capital Markets, Inc.	$10,000,000
	KeyBanc Capital Markets Inc.	$10,000,000
	Morgan Keegan & Company, Inc.	$10,000,000
	RBC Capital Markets Corporation	$10,000,000
	SunTrust Robinson Humphrey, Inc.	$10,000,000
	Wachovia Capital Markets, LLC	$10,000,000
	Wells Fargo Securities, LLC	$10,000,000
	Zions Direct	$10,000,000
	Total…………….	$2,750,000,000

	Pursuant to the Agreement, the obligations of the Underwriters are subject to certain conditions and
	the Underwriters are committed to take and pay for all of the Notes, if any are taken.

	The Underwriters have advised the Company that they propose initially to offer all or part of the Notes
	directly to the public at the Issue Price listed above. After the initial public offering, the Issue Price
	may be changed.

	The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities
	under the Securities Act of 1933, as amended.

Underwriting Discount:	0.500%

Dated:	August 22, 2007